TRANSITNET

2021 Report

Dear investors,

It's been an incredibly busy few months, and we're excited to provide you with an update on what's happening here at TransitNet.

We'll start with a brief word on the big picture. Recently, the White House signaled some encouraging news for the crypto industry with the release of an executive order that called for agencies to take a unified approach to regulation, with a goal of "establishing a framework to drive U.S. competitiveness and leadership in, and leveraging of digital asset technologies." Industry watchers have generally viewed this as a positive step as it suggests the government will take a measured approach to regulating the sector, hopefully providing players with clear rules that have previously been lacking. (This CNBC article provides a good summary of the executive order.)

Our view is that two areas of the government's focus – investor protection and safeguards against illicit activity – should be net positives for TransitNet. Our mission to build an off-chain record of title for digital wallets complements the broader push to make cryptocurrency safe for legitimate use while limiting the risk posed by bad actors. We think this supports the direction that the government is headed, and we believe it could lead to opportunities for us over the months and years to come.

With this big picture as a backdrop, let's shift gears and talk about the company's recent priorities and progress on a number of key fronts.

Product: Our primary focus remains product development. As an early-stage tech company, nothing is more important than putting a product in users' hands in order to gain the knowledge needed to achieve product-market fit. We've built an initial version of our title registry product that enables users to establish title by linking identity verification with proof-of-control of their crypto wallets, and then having the ability to share those title records in a privacy-protected manner with third parties.

As you're aware from our prior communications, we recently commenced our alpha test and have begun inviting experienced crypto users to use the title registry. By inviting a small group of knowledgeable users to test this early version of our product and then give us one-on-one feedback, we're hoping to improve the user experience as we better understand the potential use cases for our title registry. We're now speaking with our alpha testers on a weekly basis, and using their feedback to make changes to the product. We'll share some of that feedback with you down the road, but for now we're keeping it close to the vest so that our alpha testers can go through the process without any preconceptions.

In the next few months, we anticipate moving from the alpha test to a private beta release, which will remain invitation-only but with a broader guest list. All of our investors will ultimately be invited to participate in this phase of development. The beta release phase will be designed to help us continue to learn about what users need from a title registry, so that we can make necessary changes to help us ultimately achieve product-market fit.

Intellectual Property: Due to the unique nature of our "title registry for crypto" concept, protecting our intellectual property is especially important. Last year we worked with legal counsel to prepare and submit a patent filing for our IP. We'll continue to monitor the application's status, and also evaluate the need to protect any new IP that is subsequently developed by our team.

Financials: As part of our quarterly updates to investors, we aim to distribute information on the

company's finances. Please note that this information is confidential and not to be redistributed. At the end of December 2021, the company had a cash balance of approximately $1.3M and an average monthly burn rate of around $100K.

Marketing: We have continued to add content to our marketing website, which introduces the concept of our title registry and collects requests to be part of our upcoming private beta release. We continue to work with the marketing agency Hawke Media to provide informational articles about key topics in crypto with the objective of improving SEO-generated traffic.

Perks Distribution: We are ready to commence fulfilling perks from our round last year. We have a fulfillment solution in place and will be contacting all eligible investors via email over the next 2 weeks with instructions.

We need your help!

1. Volunteer to participate in our alpha testing program. You can read the criteria and instructions here.

2. Follow TransitNet on Twitter, LinkedIn, and YouTube. This will prove important in the coming weeks (more on that later!).

3. Send any crypto enthusiasts you know to the TransitNet homepage so they can request access to our upcoming private beta.

Sincerely,

Eric Jackson

CEO and Co-Founder

Our Mission

We aspire to become the title registry of record for all major institutions transacting in crypto. We believe this could lead to $100M in annual revenues.

See our full profile

How did we do this year?

Report Card

A+

The Good

Building an Alpha Product -- we have an initial version of our title registry and have begun inviting alpha testers to use it.

Regulatory Environment -- the government's focus on investor protection & reducing illicit activity should be positive for us.

The Bad

Inflation and Labor-Supply Shortage -- the cost and difficulty of locating talent for all professional services has gone up.

Crypto Market Volatility -- continued swings in prices impede the market's attractiveness to mainstream investors.

Intellectual property -- we worked with legal counsel to prepare and submit a patent filing for our IP.

Perks Distribution -- higher-than-expected costs / challenging logistics to fulfill perks for our over-subscribed round.

2021 At a Glance

January 1 to December 31

$3,047 [55%]
Revenue

-$995,578
Net Loss

$0 [100%]
Short Term Debt

$3,198,103
Raised in 2021

$1,009,754
Cash on Hand
As of 03/31/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$6,750
$-30,238
$3,047
$-995,578
2020
2021

Net Margin: -32,674% **Gross Margin: 100%** **Return on Assets: -74%** **Earnings per Share: $-Infinity**

Revenue per Employee: $1,524 **Cash to Assets: 96%** **Revenue to Receivables: 280%** **Debt Ratio: 0%**

TransitNet_LLC_Audited_FS_-_12-31-20.pdf

TransitNet_LLC_BS-IS-CF_Financial_Statements_-_12-31-21.pdf

We ❤ Our 1856 Investors

Thank You For Believing In Us

Ken Miller	Fares Ksebati	Aman Verjee	Birun Balami	Faris Alami	Steven Clark	Jordan Burns
Bryian Tan	Felix Nwokolo	Eric Newton	Yogi Mark	Bruce LaPlante	Stefano Vettorazzi	Nirmal KATTEL
Tamarat Alumu	Eyal Amir	Jean Aristide	Andrew Lyjak	Paul Spiegler	Freddie Lee Little Jr.	Andre Harrell
Max Harker	Alexander Clarence McInt...	Anthony A Cook	Tanya Deering	Jacob Weikert	Zachary Swire	Joseph Oseghale
Thomas Joseph Hampton	Joshua Webster	Thomas Laflesh	Abraham Joseph	Tim Jackson	Alfred Heiligenbrunner	E Gluckert
Peterson Pierre-Paul	Richard Garza	Aubrey Crooke	Skandarajan Rajaratnam	Wayneand Helen Sturdev...	Kenny Gutierrez	Cory Liebmann
Donald A Foor Jr	Charles Ellis	Kevin Moore	Jason Thomas	Okwudili C Amaechi	Evan Rudibaugh	Brian McKeown
Peter Serrao	Bruno Martins	Rickey Brookins	Clinton Noel Foster, SR	Winthrop Grant Merriam	Ana Reynoso	John Schuld
Alok Upadhyaya	Sanjay Ramchandani	William Pennington	Monalisa Hess	Jeffrey Lamery	Walter Knebl	Craig J. Vom Lehn
Roy Fajutrao	Juan Edward WILLIAMS	Maurice Orr	Elvies Atomah	Matthew Bryant	Sean P Stites	Linh Lu
Michael Hammermeister	Brian Godsey	Omar Shehab	Brooks Thornhill	Ibrahim Shiham Abdul Sa...	Kathleen Noble	Jerry Seward
Christopher Spadaccini	Johan C Nowack	Toby Gussman	Carolynn Mullin	Christopher Onwuka	John Reese	Garrison Ham
Joe Leigh Bacon	Maria Nenita Gaite	La Monte Wayne Peters	Tim Sherrill	Kostas Augemberg	Emmanuel Okosisi	Travis Haberjak
Pouya Mohammadi	Ijeoma Nsaka	Quang Ho	Kevin Pires	John A REGIS	Veronica Johnson	Gregory Coleman

Thomas Plevel
Zachary Hansen
Joseph Lizyness
Nadia Busey
Shayla Holman
Adrian Barber
Justin Entrekin
Kelly McMahon
Paul Smith
Srinivas Sistla
Max Francisco Jose Borro...
Carlo Zampogna
Rakesh Naidu
Elvies Atomah
John Schuld
David Burt
Srinivas Gadiraju
John Karich
Tan Quan Nguyen
Nguyen Tran
Johann Webersberger
Damian Kube
Kirit K Patel
Daniel Herrera
Sonia Sng
Alireza Khadem-Ghaeini
Darwin Campbell
Haidee Geter
Louis C. Huesmann III
Corey McCall
Dade E Ronan
Ron Bara
Zack Denny
Terry Rose
Mitchell Stephens
Dustin Schouten
Macie Serfass
Rami Saadeh
Nathan Smithers
Tom Hillebrecht
Rendy Azhari Widhi Satri...
Chris Pudding Gudding
Roa Juan
Adrian Najar
Tashmarie Smith
Prof.Muhammadou Kah
Serhiy Sybirtsev
Dennis G Morgan Sr
Brent Thomas
Anothai Polo
Tia L A Brown
David Pellum II
Scott Alexander
Hector Valdez
Mark Willard
Olajumoke Okunola
Robert Ogenyi
Matthew Jennings
Jeffrey Metzger
Daniel St Juste
Aaron Bakhshi
David Shemas
Scott Kjar
Anthony Mangum
Adrien Hall
Edward Knox
Paul Glamos
Wilfrid Jean-francois
Evan Thomas
Robert Williams
J Lappi
Ionut Cirdei
Kyle A Smith
Charles Myers
George Mower
Robert Cowan
Jonathan Cherwa
Kraig L Morris
Gregory K Plambeck
Nishan Kumaraperu
Rajesh Uppalapati
James Zeetehkenz
Jarnell P Haukoloa
Michael Curiel
Arihant Jain
Fiona Baldwin
Gurcharan S Kanwal
Anthony Fenner
Geneva Pugh
Prasad Matti Rao
Girish Amin
Brian Hooper
Vivek Sachdeva
Brent Saiontz
Rajesh Radhakishtan
Jack Clark
Deb Uwadiae
Robert Gallagher
Robert Z
Yogendre Kumar Patel
Joerg F Von Oldershausen
Donnie H McGraw
Damon Spencer
Dan TRAN
Johnson Oluwatosin Olu...
Madhukar Chintalapudi
Brooks Farmer
Jazz Nandra
Lipsa Sarangi
Ridzuan Ahmad
Jennifer N Davis
Dipendra Tiwari
Duane Ransom Harris
Kenneth George Skinner
Howard Kohn
Oscar London
Nezamur Mollah
Charles Lawton
Francisco Sauceda Jr
Maria L BECERRA
Russell G. Lewis
Davela N Odoi
Justine Morffiah
Waldner Saint-Fort
John M Chase
Victor Norman
Chad Doyle
Kevin Richardson
Fira Rabkin
Uma Boddeti
Maura Burns
Jim Worthy
Stanley Eduardo Slinger
David Raskin
Chuanbi Li
Madhavi Batchu
Paul Bzdak
Justin Orden
James R Perkins

Shashi Sigdel
Raymond Brown (Venture...
Ryan Preece
Benjamin Stokes
Nick OBrien
Martin Adams
Glenn E. Carter
David Carrillo
Samuel Marshall
Shirley MUIR
Kapeesh Bhaghavathula
Ajay Menon
Alexander Harriman
Sean P Stites
Abdullah Al Mallak
Timothy Gale
Takeo Aso
David Gillie
Todd A. Theman
Subrata PAL
Dominick Savillo
Pramod Rustagi
Jeanne Clougher
Anil Sunny
Domenic Gigliotti
Sam Divandra
Jorge Varona
Edgar Castro
Joe Donell
Dave Esp
Armand Aguillon
Stephen Drgan
Carroll Geesaman
Nicolas Suarez
Peter Figueroa Rodriguez
Sam Hutton
Atul Shrivastava
Gerardo Cuellar
Darshak Dhanani
Alsian Tsesi
Mark J Aumont
Erica Emmanuel
Tal Charnes
Maria Katherine Prieto
Leone Nawalu
Tiru Mangalarapu
William Wayne Sutton
Courtney Smith-Diaz
Adam Kelleher
Antonio Parker
Debra Thompson
Dheerendra Soni
Doris Cheng
Hector Casillas
Liviu Albu
Jess Javier
Cindy Rein
Adam Judd
Mark Polansky
Harith Abdelrahman
Megan D Dougherty
Louis Curtis
Lee Smathers
George James
Spencer Jackson
David Gardiner
James Garnett
Jessica Trites Rolle
Spartan Knight Investmen...
George Santangelo
Hao Huang
Lars Carver
Naveen Kumar Dakoju
Gregory Osiegbu
Alfred Mbwembwe
Vaughn Parker
Michael Amador
Jay Tran
David Muller
James R. Spears
Kaleeswaran Jayakalimut...
Randall Schwartz
Robert Samol
Richard Jensen
Naveed Mustufa Siddiquee
Lynn R Peters
Desmond Clarke
Larry Anderson
Bob McMahon
Steven Wong
Michael L Saruk
Ankush Grover
Hassan Almarhoon
William Marks
Gurprit Singh Gujral
Joel Lueb
Manav Gupta
Jeffery Brawner
Vance VOGEL
Andy Rozo
Jamie Laughton
David Rice
Marc Lambert
Patrick Enweronye
Raul Santana
Herminiano Machacon
Greg Wright
Rajendra Pandey
Steven Mastrantonio
Adam Evans
Jeff Johnston
Ross Blain
Carl Mercado
Jodi A. Notter
Matthew S LaValle
Max D.
My Dung Do
Ken Dyer
Tyrone Evans
Chandru Jagadeeswaraiah
Trevor Beck
James Engelthaler
Julie Rosselli
Nurudeen Ademola
Margaret Small
Leonard F Auman
James Blue
Vamsi Krishna Navuluri
Ana STORK
Ben Lehr
Hai Hoang Van
Ilirjan Vide
Vivek Bahl
Russell Larocque
Verdella Bryant
Douglas Walters
Lorna Miedema
Mark Rogers
Ikenna Egbuna

Michelle Laucke
Joshua Stout
Henry B Harris
Chinmay Jayaswal
Jason E. Sterchi
Alan Pence
Scott Snyder
Sang Min Pak
Alberto SANCHEZ
Curtis Fullmer
Kenneth D Crowley
Arnaud HAVET
Jean Aristide
Joshua Stout
Matthew Stroia
Craig Brown
Chin Sin Yeo
Timothy P Kysela
Peter Koning
Roger Guo
Dr. Pete I. Maduka-Okafor
Herman Venter
Anirudh Jayakumar
Andrew Gotianse
Sir Goat
Kyran Rausch
Kallie Vanderboom Hartm...
Ian Belgrave
James Osei-Agyemang
Rusli Roy
Melvin Callender
Abraham Leabres
Susie M Croft
Jacqueline Hertenstein
Robert P Farhat
Rahul Bhandari
Jermaine Charles
Eamonn Long
Anthony Salina
Jorinda Vide
Michael Smith
Nathan Byars
Dharmendra Prasad
Michael T Landon
Ozgur Alaz
Georges Wilfrid Leroux
David Crooch
William Kinard
Michael Fischer
Elliott Young
Eli Wilkins
Garfield Baxter
Aaron Mckay
Nicholas Edwards
Miranda Webb
Fred Tyre
David Bongiorno
Felix Mak
Kamar Mustapha
Marvin Tillman
Brandon S. White
Anju Yadav
Gwf Systems Llc
Jared Astrinos
Douglas Walton
Uma Bansal
Diana Thai
Jason Bugra
Mashour Yousef
Chibueze Okorie
Altug Alver
Matthijs Van Der Wel
Patrick Lundquist
Chinedu Abara
Oscar Leonardo Garcia
Dustin L Damron
Lawrence D. Roberts
Albert Massucci
Michael Anthony Manning
Lisa Jucyara Antas Videira
Kevin Newell
Auguata Sankey
Amy T Mintner
Jeremy McLain
Mark Ma
Pepper Humphrey
Sanjeevkumar Cherupara...
L N Wrisley Jr & M L Wrisl...
William Mendez
Prasad Matti Rao
Faisal Mohammed A AJAJI
Geoffrey Lordi
Dvir Gefen
John Wu
Ron Herbrand
Thomas Saddler
Janet Kay Herring
Khaliiah Taylor
Christopher B Burke
Thomas Kanaya
Mary S Coon
Nahiem Hood
Gary Barclay
Clive Benson
Allison Ikeda
William W Williams
John Traum
Randall Gilliam
Tiffany Nakano
Leonard Chijioke Ezenwa
Barthelemy Diouf
Fredeline Bellot
Evelyn Garcia
Jerry Alspach
Inez Brown
Annali Evling
Patrick Sullivan
Jeffrey AZIS
Kelly Coleman
Jonah Overall
Sheila Rodriguez
Daniel Bender
Richard C Raines
Khai Hoang
Robert C Steere
Kenneth R Harris
Glen Grindahl
Dc Smith
Stephen R. Messman
Yongfang YE
Daniel C Zemantic
Alan Bardwell
Diamondali And Shaida A...
Rudy Bravo
Ryan Williams
Tony K Lee
Cameron Schmidt
Shannon Moyher
R. Thorne

Aaron Joseph Tucker
Grant Stiles
Debra Farber
Suman Purumandla
Kenneth Stricklen
Isaac Donkor
Jackson Webb
Jerry Cellilo
Ike Stranathan
Samuel F Stewart
Ebony Chisholm
Brandon Moquist
Jason Thomas
Andre Harrell
Ayizan Regnier
Clarene Banks
Srinivas Gadiraju
Jayachandran Nair
Orlando Espino Jr.
'Imran Razak
Kim Thomas
Steven Pong
Leonard Wong
Juan Flores
James Crump
Kenneth Edwards
Claudette Brewer
Michael J. Hopfensperger
Ng Wah Chun
Gary Tortomasi
David Sirtonski
Wilfrid Forgues
Naina Holsve
Suresh Goel
Travis Wilson
Fredy Trinidad
Elith Williams-Holland
Christopher Ingrom
Hamed Assaf
Vs Matt
Erik Hernandez
Daniel Ring
Josie Conroy
Jeremy Lubell
Austin Peter
Brent Carlile
Muralidhara Chillakuru
Eric Diamond
Terry Platchek
Kandi Clark
Hongwei Jin
Lionel Barbe
Tevita Moce
David Peng
Rony Paul
Antoine Hart
Timothy Danielson
Anthony Lee
Randolph Wright
Tibe Akpo Gnandi
Kenneth Rubi
Mitchell Stephens
Alan Williams
Mark Lee Champ
Liz Mutch
Nobis Sol-Akubude
Loic Ge
Mike McRoberts
Hanna Kassis
Evan Thomas
Roderick Herron
Asanga Ranasinghe
Matthieu Jacquier
Alex Lebon
Hira Vishwakarma
Phid Onwuzurike
Raj Verma
L N Wrisley Jr & M L Wrisl...
Nathan Boyer
Thang Le
Michael Cipriano
Jeffrey Schmitz
Derrik Oates
Vinamra Singhania
Jeff Pick
Christopher UKPONG
Leathia L. Williams
Prudencio Merino
Jamil Myrie
Robert Lambert
Adam Gilbert-Smith
Guangquan Zhao
Christin Bauer
Michael Gabelli
Bruce WISEMAN
Jeffrey Parker
Wolfred Wanch
Gentry Lynn Fugate
Julie Covert
Olga Sawtell
Craig Foster
Peyton Freiman
Rishi Kalakuntla
Jerome Glenister
Jonathan Tran
Gaurav Tulsyan
Quintino Segatta
Roberto Contreras
Couturier Jean-louis
Travis Van Durme
John R Mason
Evet Campbell
Harsh Mohan
Megan Ikeda
M S
Ebenezer Joseph
David Young
William Van Opstal
Harold Arlen
Jon F STONER
Samuel Munoz
Nasser Shawar
Darrell Kong
Maxwell Ubah
Bob MARTINEZ
David Space
Kelly Saunders
Derek G Webster
Angelisha Yasin
Thomas Nichols
Cora Marie Rigante
Fotene Boosalis
Max Good
Stephen Giordano
Cedric Akakpo
Alexander Garcia
Travis Reed
Philip Cucci
Alexander Winegardner

Catherine L Buchanan
Sean Mikhail
Christopher Telles
Tom Gallanis
Matt Childress
Tim Ladehoff
Sean Stobart
Marie A Sales
Sherry Cochran
Lealofi Faiai
Angel Rosa
Darrell Reynolds
Pranee Young
Grant Stiles
Amarkanth Ranganamayna
Suhadkumar H Patel
Brad Kessler
Kenneth Tepper
Peter Paulin
Brett Holt
Alexander Groenen
Lyle Notice
Patrick S Ryan PhD
Tanveer Ali
Chris Traum
Nathaniel Chapman
Darnell A Tullock
Blair Parrott
Bradly Hurh
Jonathan Raymond Dilig
Mitchell Weaver
Tristan Kilian
Pedro P ORTIZ
Mark Johnson
Colleen Coleman Ryan
Rob Baltzer
Cindy Clark Giacona
George Dai
Sarah Okereke
Zemel Shropshire
Cynthia Gonzales
Adrian C. Moore
Rachael Reed
Jody Whitesides
Robert Saunders
Enric Espi Molla
Alan A Flett
Kevin Lovell
Eli Haddad
Andre A Paulino
P Savice
Robert michael Petrella
Andre Rougeau
Ken Leader
Robert Dietrich
Erlend Aune
Soufou Saechao
Landee Martin
Surej Manappatty
Greg Stauffer
Tyrone Malloy
Dre Smooth
Sam Divandra
Johnnie Y Bobo
Alan Macfarlane
Greg Price
Stephen Roulac
Dean Wegner
Paul Thomson
Donovan Pullen
Konstantinos Stamatoukos
Asanga Ranasinghe
Abdulaziz Alrashaid
Tracy Young
Susan Mercurio
Ivan Lopez Muniz
Radd Haferkamp
Virendra Patel
Danny R McReynolds
Ricardo Silva
Wei Huang
Belinda Quach
Sheldon Ford Jones
Michael Brody
Tuan Anh Bui
Key Stage
Ross JordanJr
Elsa Almenara
Alex Rosati
Subhash Khatri
Arnulfo Chavez
Vivek ANAND
Richard Bentley
Joseph Anthony Puccio
Reginald Roberts Jr
Jeff Sendbo
Tony Michel
Martin Wagner
Malik Newman
Andrew Perlin
Heather Janssen
Dushime Thierry Uwitonze
Alice L. Hill
George Picard
Katherine Francis
Garth Bauman
Anthony MARGIOTTA
Adam Fishback
Michael Gazda
Mohamed Jabbar
Bradley May
Zach Odeh
Khris Persaud
Nelson Cadiente
Santhosh Kapildev
Roberto Feng Chang
Johnny Adams
Rana Gooden
Okechukwu C. Ifediora
Phillip K GORIAN
Erin Daniel
Kevin Flanders
Nizar Kadi
Sean Hong
Mike Chapman
Arcangelo Ercole
Vasseur VINCENT
Sherri Reinschmidt
Curtis Moran
Gus Thomas
Willy Ekasalim
Mark Allen
Alan Grimes
Graham Warrington
Elias Darraj
Lidia Godoy
Edmund T. Mudge, IV
Randy Sthokal
Ector Lucero

Pranee Young
Jeffrey A Langley
Ricardo Cajuste
Rodolfo Valentino Gonzal...
Kenny Sammut
Peter Rousseau
Jeff Lazcano
Thomas Miner
Lawrence Ayokunnu Banj...
Christopher Sernel
Gary Smith
Lee Holliman
E Gluckert
Mark H Woodward
Mike Hill
Cameron Crain
Tatiana Griffiths
Jerry Tsai
Ware Marcco
Frank Michel
Joshua Lawton-Belous
Hatem Rowaihy
Joshua Steig
David Asper
Moses Gonzales
Dee VanMeer
Pascal Prunier
Hanee King
Lennart Pomreinke
Fnu Fahad
Kelly Brown Varga
Dhaval Saraiya
Loc Dao
Eric Southard
Valora Kendra Fanell
Eric W. Harding
Carl Adams
Arsalan Fakhraeirad
Paul Drechsler
Darla Cummings
John Spark
Darshak M Patel
Maurice Denmark
April Scott
Michael R Knight
James Pickett
Derek White
Jesse Thompson III
Kenneth Gilmore
Luis A Centeno
Wendy Lynn Tighe
Ronald Cameron Kerr
Vinh Nguyen
Graciano Rodriguez
Lauren Buffington Jones
Sue Poole
Seng Ing
Evan Kestenbaum
Debra Ranta-Voeltz
Rick Muirhead
Kennedy Thibou
Andre' DeGruchy-Bott
Moses Gonzales
Thomas J Cortese
Cory Anastasi
John William Bayrd II
Michael Somerhausen
Gary Charles Ventola
Raj Gurung
Robert Fingal
Scott E Kaplan
Duke Duncan
Ian Dale Harris
Randi Jones
Dinesh Kumar DHANASE...
Brian Lemon
Francius Peter
Timothy Kelley
Geraldo Pilon
Constantin Cojan
Chris D. Busick
Victor Arandela
RAMON PASCUAL
Olusegun DANIEL
Evan Flamm
Suzette Pornelos
James Zeetehkenz
Bradley Stern
Jeffrey Weiller
Martin Royalton-Kisch
Dar MANARANG
Kirk Danilson
Ozzy Akay
Curt Mello
Vernastine Clayton
Alex James
Tina Fina LINEBACK
Douglas Gaasvig
Zack Van Prooyen
Kevin Brand
Aditya Mehta
William COLEMAN
Sean Brandel
Robert A Ellis
Antonio Jimenez
Jose A Gelpi
Daniel Toleafoa
Swaroop Shere
Ventley Young
Kevin Wayne Vick
Lou Huesmann
Arione Williams
Peter Descar
Chris Beech
William Daniel Holmes
John Cowan
Connor Guerrieri
Terina Johnson
Jennifer Whipp
David Kelley
Nick M
Christopher Pelzel
Paul Nardella
David Burgess
Brian Domingo
John O MIKKOLA
Matthew Zhao
Nick Bernal
Garrit Stenerson
Souphat Souvannarath
Ryan LANE
Kranthi Kalagara
Brent Miller
Robert Faiai
William Hartley
William Benion
Phil Turner
Rex M. Clementson
Shanelle Woodard

Marcos Hernandez
David Macario
Clay Fulk
Wilton Pickett
Neil Shirley
Richard Ray Chua
Howard L Williams
Bruce Marsh
La Rond Johnson
Dwight William Hargrave
Frederick Vines
Joseph DeMatteo
Aaron Joseph Tucker
Alok Upadhyaya
Thomas Gale Smith
Jason Brausewetter
Patrick Spaulding Ryan, P...
Chatri Jhunjhnuwala
Mads Georgsen
'Imran Razak
Harish Damodhardas Asar
Ronald Cunningham
Jeanne Clougher
Parthiv Shah
Tobias Berens
Sharath Shivaramaiah
Ricardo Colon-Mendez
Sandeep Wadhwa
Gerald Zizwe Hackel
Gordo Gomez
Keeth Johnson
Sachinrao Panemangalore
Frederic Yeadon
Sage G. Rafferty
Ryan Merrill
Jeff Braisted
Janice Holloway
Thomas Brittain
Ean Bett
Prakash Dhimal
Sergio L. Rodriguez
Isaiah Immanuel Fountaine
Daniel HINKLE
Nicolas Radin
Peter Episcopo
Jacqueline Leonard
Micah Mook
Tiera Butler
Sean Johnson
Jasiel Moreno
James Reynolds
Hyran Dornellas Brum Ju...
Salvador Chavez
Brian Hansen
Richard Pope
Ivan Arangelov
Magdalena Popovici
Jose Ruiz
Bharat Patel
Glenn Payne
Ryan Paul Armstrong
Sarah Rabenou
George Dai
Christine Tuller
Hasan Qureshi
Daniel M McCarthy
Ross Allen
Ka On Ho
Aaron Chan
Gary Charles Ventola
Kjell Nace
Jose A. Gomez
Walter Tucker
Carl Moreland
Catherine Murray
Kenneth Long
Habibur Rahman
Larry Anderson
Sushanta Das
Rajesh Uppalapati
Ferdinand SALVADOR
Roshan Joshi
Sagar Sarkar
Gemma TRAZO
Joseph Lalley
Patrick Locke
Jonathan Cherwa
James F Royall
Jeffrey Weiller
Jacob Jose Kattikkaran
Sundara Manickam
Kevin Fucile
Geoff Bernstein
Edwin Lee
Brad Harris
Lou Kerner
Tom Brooks
Mark Arruda
Daniel Godoy Gomez
Simeon L SMELTZER
Jared Landrum
Emmanuel Antoine
Jason Brauer
Mordechai Breatross
Raul Aldrete Jr
Kristin Gallagher
Vignesh Kumar Sathyamo...
Dawn Elford
Aleksey Levites
Dawn Mathis
Dee Meas
Darcy LeClair-Palmer
Troy Williams
Jim Aiello
Enyichi Ndubueze
Michael Allen
Lewis Plush
Raul Leon
Johan Bodin
Jeff Henderson
Ann Loudermilk
Jason Bryant
Brandon Hazelton
Sunghee Sohn
Carl A. Reymers
Vickie S Wilson
Vartan VARTANIANS
David Hay
Anson Edwards
Nathaniel Buckner
Antonioni Castiglioni
Raj Pradhan
Rickey Bradley
Maria B. Manaloto
Bruce Houck
John Milan Sebik
Brittany Obinyan
Joseph Ivankay
Rami Taha

Joshua Friedman
Asier Lucea Alonso
Marcillinus M. Agu
David Keranen
Charles P. Flynn
Andrea Lo
Jeffrey M Carapella
Christopher S Whiteford
Robin Dufault
Steve Kwak
Jayant Deshpande
Ephraim Simon
Jonathan Zouzelka
Richard Llerena
Virgilio Yabut
Christopher Cayard
Juan Moreno
Jason Rahn
Anh Khoi Ho
Farzana Kabir
Brent Burke
Bruce Bolick
Arnold Ngereza
Ramesh Gummadavelli
Robert Shields
Narain KAMNANI
Melissa Givvines
Praveen Pachava
Alexander W. Toedtli
Fernando Soriano
RJ Mursch
Kevin Anderson
Jeffrey Saturno
Brandon Thomas
Sandile Hill
Michael Ciuchta
Gary Alan Counts
Michelle Moore
Dave Pierman
Debora Monaghan
Charles L Barthalow
Daniel McElwee
Christine Ezeogu
Robert Becker
Jonas Klink
Jan Wieronski
Jeremy Rothschild
Mary Qin
Bruno Cruzate
Rina Williams
Anna Nowak
Christie Okoroafor
Yuanjie Fan
Nathan Norman
Darren Hutchison
Nematullah Zamani
Alicia Rich
Ugonma Kalu
Lenore Jones
Mani Sharma
Goutham Reddy Cheerka
Gerald Roeder
Kai Zhao
Walter Korpacz
Wil Rogan
Lino Vestidas
Michael P Gretchen
Arnel Sitchon
Timothy Devine
Alton Wang
Daniel W Trammell
Usha PATEL
Terrill Lewis
Christopher Anthony Kim
Shravan Talupula
Marie Antoinette
Elizabeth Anyaa
Poonam Saluja
Marianida D Concepcion
Nick Bernal
Greg Wright
Mark Nothacker
Dahomey A ABNER
Rhizza Adams
Shannon Moyher
Nathan Huesmann
Joe Mueller
Yacov Mayer
Voi E Saul
Justin Estrada
Linga Gudibandla
Dikesh Patel
Bobby Silaphet
Dee Jane Acosta Maglala...
Edward B Creedon
Ashish Mehra
Glenn Toth
Daniel P Ikeda
Marc Saddik
Sanjeev Munjal
Howard M Hadley
Wanda Susan Slagle
See Cheuk Fu
Marco Frabotta
Arthur N Landau
Don Blackhurst
Paul Isenbarger
Vinodh Rajagopalan
William Adams
Nalini Durgana
Paul Austin
Michael Jason Storm
John O'Grady

Julie D Lortz
Guong Truong
Jitendra Chaudhari
Nathan Erdmann
Dallas Allen
Ravneet Bhandari
Sabreen Williams
Sai Ranjit Kumar Challago...
James Gann
Donald L Savage
Maxime Dabire
Paul Sarker
Cynthia J Sherman
Martin Orlowski
Pedram Rabiee
Pavel Jirousek
Angeles Siarza
Simpson Brown
Sarath Chandra Kumar Ja...
Robert Boyd
Mason Ovian
Olga Milman
Mike Diaz
Jacob Atwell
Ajay C
Peter Lac
Julima Seymour
Chuckie Evans Jr
Oketo Rankine
Justin Richardson
Robert Evans
Jonathan Bailey
Javier Sanabria
Daniel Balentine
Panagiotis Panagakos
Sancha Rai
Jarryd Brennan
Gladys HONGO
Raj Bhandari
Robin Ruiz
Charlie House
Henry James Graham
Alexander Masoud
Benjamin H NEWMAN
Gregory Hilty
Mark Brenner
Omoniyi Fanimo
Maura Valis
Christopher Chyung
Reynelda Powell
Alexandra MacLean
Greg Valou
Keith Stricklen
Mike Rodriguez
Khalid White
Susan Ballew
Dok Kwon
Vincent Canales
Noah Bramm
William Johnson, IV
Jeremy Runge
Luciano Ferreira
Kurt Homfelt
Kevin Welch
Tim Wagner
Paul Eisenkramer Revoca...
Dan K Wolfe
Rachel Liberman
Baccus Jaddah
Matthew Miller
Adam Perry
Kenneth Frost
Christine Nielepko
Herbert Ernst
Sarah Syed
Michael Hanlon
Siri Kumar Kambam
Susan Murphy
Obleton Perry
Daniel Toleafoa
Ridzuan Ahmad
John Kobe
John Scott
Ajay MAHAJAN
Charles Lawton
Ginachukwu Amah
Tracy Baucom
Linda Ngov
Danny Kadomsky
Efrain GARCIA
Daniel Guzek
Jackson Chui
Chris Ryerson
Jeremy Allen Cuenco
Laura Moore
Henry J Mc Callister Jr
Jim Pressley
Suchai Gumtrontip
Vijayakumar Aluru
Martin Nwosu
Paul Kuehne
Brent Johnson
Charles Stevens
James Steele
Mike Mathioudakis
James Steele
Edward Kelly Medlock
Patrick Laight
Mohammed S ALSAHIL
Ramesh Sadashiv
Kamila Daniels
Christopher Conte

Matthew Scherer
Nagaprasanna Nagarajan
Walter R Creasey Jr
Rex Herrington
Kevin Ng
Bharathi Nanjappa
Scott J Manning
Cheryl Ford
Jose Sagastume
Zack OGUR
Jenneil L James
Patricio Cuenca
Scott Ufford
Thomas Edwards
Peter O Garrett
Laurent LEY
Abhilash Utchil
Vinh Ho
Kevin Lindahl
Edward Hru
Bernard Grohsman
William Bradford Reynolds
Doug Hurley
Margarete Mueller
Stewart Smith
Catie Lalley
Virginia Britto
Luyao Shi
William Forsythe
Jason Harrington
Davor Dokonal
Denise Gillman
Barbara Kamm
Peter Schrader
Greg Scharich
Brooks Luckett
Galen Peiser
Steve Eisenberg
Denise Fields Lee
Jason Ault
Abu Amin
Olubunmi Osanyinpeju
Seyed Mohanna
Roger Sze
Chukwuoma Ngoka
Haitham Aldawas
Brian Murphy
Guillermo Trousselle
Justin Stockman
Joshua Stewart
Lei Camille Martin
Stephen Kwak
Elvis Lim
DOTTY HUDSON
Adam Sperling
Brandon MANN
Al Roche
Lee Szam
Tyler Franzen
Jami Phillips
Jeffrey Allen Knowles
Chi Hsuan Lu
Yolanda Levels
Michael Egan "theil"
Gregory Sannan
Andrew Tomka
Joe Arnold
Gregory A BALL
James Robinson
Cristyane Rios
David Chen
Timothy L CLARK
Gary Carroll
Margaret Evancho Revoc...
Silva Nasr
Alonzo Mervebaby
Joanne P Moss
James Theofanis
Sanjay Pinnock
Jason Linhares
Martin Orlowski
Vance VOGEL
Renee Salmieri
Shelly Kennin
Sandeep Shinagare
Jeanette Lindner
Peng LIANG
Danielle Hamilton
Nalini Sridharan
Eric H
Charles Knudsen
Bret Thomas PECORARO
Allison Fisher
Gaby Rey
Mubarak Mustafa
Marshall Brown
Josh Kunjumon
Hiten Patel
Ramon Gonzalez
Thomas T. Timm Sr.
Sanjay Shah
Nathan H Tang
Sarah Zhou
Charles Stevens
Soon Chye Ng
Eric Burgess
Stephen Yoskowitz
Edward Kelly Medlock
Viney V SATTI
Willie Buggs
Bob Haya
William Klein

Shannon Graham
Ron Nelson
Annabelle B. Enriquez
Patricia McLain
Jason Linhares
Robert Garner
Rajavardhan R Likky
Tiffany Burton
Anand Manuel
Bryan Ballesteros
Shalin Choksi
Allston Fojas
Bekir Atahan
Khalid Syed
John Prestidge
Bradley Skarsten
Boulkoroum FARID
Christopher Dean
Mary Timmons
Jukka Matti Karhu
Lal Za
John Kobe
See Man CHAN
Ralph Warren
Milton Cabral
Carole Corbin
Lorelee Parent Moreau
Stanley Reedus
Noah Mengu
Edgar Bonilla
Von Marsh
George Moore
Chris Lieu
Brendan Noonan
Hiram Wong
Paramanaden MOONESA...
Lawrence Hodge
Elenita Capina
Nhi Hua
Aziel Melek
Theodore Pashko
Mario M Teel Jr.
William Kost
Melissa Boerst
Noah Whittaker
Dallas Victor McClanahan
Dr. Darnelle Mondesir
Joseph Cameron
Alexandra Denis
Venatius Che Nde
Sammy Nabhan
Shine Quashie
Jonah T Leibman
Elizabeth Joy Brantley
Fernando Fernandez
Don James
Kenneth Fomunung
Matt Pruitt
Steven G. Anderson
Venu Menon
Robert Henry GOODMAN
David Cohen
Dyaimdee Johnson
Manuel Mayor
Russell W Brown
Antwan Mashhour
Desirae Parette
James E Rosencrans
Leonard Degnan
Mike Sebastian
Ramesh Ramlakhan
Richard Bollinger
Dr. Paul Katz
Franklin Grun
Dennis Morier
Anthony Marciano
Elgin Barnett
Alejandro Garcia Del Bos...
Tara Bradley
Christopher C Cole
Jason Mitchell
John M Chase
Lissette McKenna
Evans Richards
Jeff Sendbo
Michele Zilli
Andrew Riley
Elisha Johnson
VUGAH MUNANG
Mark White
Doug Merry
Grace Hanson
Ken M Green
Tahir Ahmad
Shiloh Anderson
Derrick Douglas
Thawn Lyan
Blair Sheppard
John Hwung
Jacob Esquenazi
Chad King
Chang Woo Lee
Niraj N. Rana
Richard W. Richardson, A...
Brian Klick
Samuel Coomes
David Martinelli
William Edwards
Brandon Olson
Darrell Keeling
Darlington Etumni
Anil Kumar PATEL

Tyler Bolt
Roosevelt Scott
Salin Nelliat
Daniel Lynch
Jaime Mendoza
Sultan Shafei
Mehdi Jalalian
Iris Almonacid
Thoranis Karnasuta
Michael Thibodeau
Tricia John
Karen Haskins
Kevin Pearson
Mali LeBron
Ghanshyam C Ratanpara
Raja Mallepeddi
Andrea Nicola Marra
Jerry Davis
Robert J Parsons
Patricia Badovinac
Codi Mansbridge
Taylor Phillips
Vernon Baines
L T
Donoven DSouza
Clare Lalley
Kevin Smith
Glenn Knutsen
Andre Philogene
Yisroel Godlewsky
Michael Teske
Michael Pitt
John Arzu
Charles George
Michael Muller
Alycia Frazier
Julian Fiatoa
Danny Mathis
Christian Szegedy
Shawn Russell Gaustad
Daniel E. Paul
Travis Gardner
Timothy L Butler
Steve Omambia
John Horn
Lela Elliott
Odalys Santana
Rowland Hamilton Invest...
Peter Markarian
Ricardo Stieglitz
Gavin Woodworth
Catherine Truong
Gregory Talcott
Kurt Blakely
Eugenio Inigues
Michael WILLIAMS
Moshe Rosenfeld
Joy Vongsouvanh
Gary ROVETTO
Jacob Cohen
Chaz Graham
Ronald Fitch
Dean D. Young
Natalia Hart
Jay Carl Mishler
Barry Lentz
Hari Dahal
David Johnson
Ernesto Javier
Veereshappa Angadi Rud...
Joedaycya Sanders
James Weber
Jose Luis Sabogal Urbano
Roberto Hinojosa
Theresa Weik
Todd Stockwell
Zachary Potvin
Adam Mule'
Brian Bishop
Elias Darraj
Michael Haugh
Chandru Jagadeeswaraiah
Alan Burnes
Marshall Huwe
Andre Rosemberg
nIrMaL Patel
Dah Jo
Nicolas Raemdonck
Michael PEASEL
Elijah Pak
Kurt Hall
Matthew C Erwin
Demetra Rischer Jackson
Kwasi Sarfo
Glossaydian Pettaway II
Joni Sims
John Martinez
Anne Oshman
Steve Chen
Bachubhai Patel
Agnes Metzger
Steve Chen
Robert J Mc Neil Jr
Boris Curwen
Joseph P Crotty
David R Schaffer
Mj Abraham
Javier Olivera Whyte
Brandon Olson
Mavis Lin
Christopher Harris
Mohammed Ellis

Andrew Reisman
Thomas Humphreys
Sandeep Shinagare
Steven Helton
Enos Smith
Arie Band
Patrick Abandy
Venkatraman Swaminathan
Scott Fulton
James Mudd
Caleb Buenconsejo
Chad Marks
Tien Yuan Hsu
Emerick Torres
Jaime McDaniel
Sachin Vyas
Artil Leo
Evan Louis Stewart
Chirag Patel
John P Klein
Victor Bronkhorst
Hua Wang
Joel Marion Clark
Regina Fleming
Mark Hitchcock
Bret Thomas PECORARO
Saravanan Gopalsamy
John A McNeely
Avery Taylor
William Hawes Sr
Bomani Britt
Chastity Claridy
Benny Rodriguez
Daniel Weiss
Walter Monroy
Peter Bartsch
Melvin Harrison
Stephen Michella
Michael Kunkel
Md Shahadat Hossain
Dapo Lediju
Cecil Vivian Philgence
Venus Coons
Andrew Stuart Wile
Md Fariduzzaman
Michael Bowman
Charles Stanford Olson
William Daniel
Headley Murray
Riley John Reinhart
Leone Nawalu
Nicholas Wong
Jade Benitez
Philipp Urban
Abhi Mahule
Cidalia Grami
Keith Bates
Sumith Jain
Kevin Dodge
Cary Boers
Richard H Brehm
Gerald Leatherwood
Michael Manning
Jonathan Lewinton
Michael L Scott
Kamlesh Patel
Brandie 'Freya' Mannon
Meredith West
Sarah Prelesnik
Andrew Reel
Melissa Chapman
Maaz Ansari
Judy Padilla
Gene Handler
Nagaraju Avadutha
Tom Hinderaker
John Sandoval
Jin Tarng Horng
Curt Mello
Robert C Steere
Christopher B Burke
Elliott Sofidiya
Albertico Maduro
John Sant
James Dodd
Andrew Lee Rutherford
Alvin Robertson
Curt Jablonowski
Michael Devoney
Michael Bledsoe
Abhishek Reddy Baddam
Jeffrey Singh
Yuriy Kosmin
Sushant Kishore
Mahaveer Jagawat
Midhun Thomas
Wegens Heurtelou
Ramon Gonzalez
Naresh Jhunjhnuwala
Charles Horn
M Jellad
Eric Glidden
Brent Johnson
Aaron DiAntonio
Brenda Richards
Marilyn Monter
Yathindran LINGAM-NATT...
Satyaprashant Bezwada
Ghassan Shams
Francis Liu
John Rahner
Nicolas Re

Alex Pang
Lawrence Chong
Jason Mitchell
Jonathan GOFF
A C
Michael Boyer
Terry Alldredge
Phillip Galenkamp
Adrian Fernandez
Michael Haugh
Bruce R Evans
Jose Ramos
Timothy Huss
E White
Timothy Newshott
Jennifer Sape
Brian Keith Hawkins
Emmanuella Aninye
Jeff Jordan
W Kim Colich
Stacy Burnett
Andre Sudo
Eric Voll
Allen Green
David Tjalsma
Andrew Blevins Rittenber...
Matt Pallakoff
Valentin Gabianou
Dennis Hendricks
Davinder Sharma
James Alan Phillips
Linh Cira
Jose Estevez
Eva Negron
Joseph W Fera
Dennis Kluk
Ranjeet Reddy Kotha
Mario Mosser
Teresa Bafia
Deborah M Gonzalez
Jesika Cooney
Garry CHAN
Tauheedah MUWWAKKIL
Tzvi Jacobson
Jeffrey Allen Ceglarek
Enock Charlotin
Adama Koulahoko
Robert Allen Wagner
Joyce Harris
Julie Wong
Larry Traylor
Adil Rahman
Batrina Shawndrell Mack
Srinivasan Krishnamurthy
Brandon Mann
Jerome Hannon
Starr West
Sumith Jain
Frederic LAMMIN
Paul Castro
Shaun Jennings
James Richard Rode
Glen W Botts
Michael Luciani
Isaiah Fomunyam
Bob Healey
Michelle Pornelos
Monica M JONES
Guoming XU
Bilal Idriss
Karthik Viswanathan
Pamela Price
Timothy Pasion
Jean R Sterling
Michelle Yaa Nyarko
Kodandaramireddy Singa...
Tandra Lamikia Simmons
Dina Snow
Daniel Lynch
Nasser Shawar
Sai Ranjit Kumar Challago...
Sumanth Chennamsetty
Kiran Saini
Raineldo C Saquin
Roman Romanyuk
Jasper Chappelle
Tyisha Baucom
Sophonia R Hardaway
Sean Yi
Chinenye Ogugbue
Giselle Jasmin
Medel Hongo
Roderick Rischer
Steven Brosius
Noah Cole
Cheryl Ririe
Anne Oshman
Peter M Perrin
Hong Xie
Arun K Subramanian
Robert HECKLER
Aleksander Markovic
Stephen P Latimer
Thaddeus Onwuka
Badal Halder
Anthony Runnels
Steve St John
Georgios Askounis
Shavay Vander
Richard Chung
Nathalie Gallet
Juan Poblacion

Thank You!

From the TransitNet Team





ANGELES
JACKSON
CO-FOUNDER & CEO

Eric Jackson
CEO and Co-Founder



Christopher Grey
COO and Co-Founder



Will Coleman
Architect

Principal architect of attest services to support cryptocurrency investment funds for Cohen & Company, the largest auditor of crypto investment funds in the U.S.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
CapLinked Inc.	@	2020

Officers

OFFICER	TITLE	JOINED
Eric Jackson	CEO	2020
Christopher Grey	COO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
CapLinked Inc.	Membership Interest	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2020	$5,000		Section 4(a)(2)
04/2021	$1,070,000	Safe	Regulation Crowdfunding
04/2021	$50,000	Safe	Section 4(a)(2)
04/2021	$90,000	Safe	Section 4(a)(2)
05/2021	$1,070,000		4(a)(6)
05/2021	$918,103		506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
CapLinked, Inc.	10/15/2020	$5,000	$0	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We assume that we will be able to continue to enhance and improve our software in ways that are desirable to existing and prospective customers. If we are unable to do this for any reason, it will limit our ability to grow revenue and put the business at risk.

Other firms could enter our field and release competing products. If these firms are larger, more highly capitalized, or better at executing, they may pose a serious risk to the company's future prospects.

There are significant costs associated with the creation of a cloud-based software company, and most businesses in this industry do not generate a profit for many years, if ever. We will likely need to raise additional amounts of capital from outside investors after this current raise. If we are unable to do so for any reason, it will hamper the company's future prospects.

We assume that business use of cryptocurrency as an asset class and payment mechanism will continue to grow in future years. If this assumption proves incorrect, it will hamper our ability to sell our software.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The US economy has entered into recession due to the worldwide Covid-19 pandemic. As long as the pandemic lasts, there is the potential for future economic decline. This could negatively impact the ability of our prospective clients to purchase our software or invest in new types of technologies.

Likewise, prolonged regulatory uncertainty could diminish businesses' demand for cryptocurrency and therefore impact demand for our software.

The regulatory environment for cryptocurrency in the United States is still dynamic and evolving. The issuance of future regulations could impact businesses' demand for cryptocurrency in ways that we cannot currently anticipate.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

While our company builds cloud-based software, its business model is to sell software to firms that own cryptocurrency or are service providers to such firms. Therefore demand for our software can be impacted by regulations governing cryptocurrencies.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and

privileges of those securities;

- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TransitNet LLC

- California Limited Liability Company
- Organized January 2020
- 2 employees

3770 Highland Ave #101
Manhattan Beach CA 90266

https://transitnet.io/

Business Description

Refer to the TransitNet profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

TransitNet is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.